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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68928 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Novahill Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Diagonal Street, Suite 600
(No. and Street)

| Alexandria | VA | 22314 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Weiss 732-319-1650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co. LLC
(Name – *if individual, state last, first, middle name*)

| 293 Eisenhower Parkway | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Jeffrey Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Novahill Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director

Title

Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS and
Supplementary information
Including facing page
DECEMBER 31, 2018

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Nova*hill* Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Nova*hill* Partners, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nova*hill* Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Nova*hill* Partners, LLC's management. Our responsibility is to express an opinion on Nova*hill* Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nova*hill* Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Nova*hill* Partners, LLC's auditors since 2012.

Livingston, New Jersey
February 21, 2019

**Nova*hill* Partners LLC**
**Statement of Financial Condition**
**December 31, 2018**

**Assets:**

| | |
|---|---|
| **Cash** | **$ 33,627** |
| **PrePaid Expenses** | **$ 6,125** |
| **Total Assets** | **$ 39,752** |

**Liabilities and Member's Equity**

| | |
|---|---|
| **Liabilities:** | |
| **Accrued Expenses** | **$ 1,976** |
| **Commitments and Contingencies** | |
| **Member's Equity** | **37,776** |
| | **$ 39,752** |

The accompanying notes are an integral part of these financial statements.

**Nova*hill* Partners LLC**
**Statement of Income**
**Year Ended December 31, 2018**

| | |
|---|---|
| **Revenue:** | |
| **Advisory service fee** | **$ 300,000** |
| **Interest income** | **111** |
| | **$ 300,111** |
| **Expenses:** | |
| **Bank charges** | **164** |
| **Charitable contributions** | **625** |
| **Insurance** | **805** |
| **Regulatory fees** | **2,668** |
| **Professional Fees** | **55,696** |
| **Guaranteed Payment** | **180,000** |
| **Rent** | **14,159** |
| **Research data service** | **14,875** |
| **Telephone** | **1,608** |
| **Travel** | **6,057** |
| **Payroll** | **9,387** |
| **Office expenses** | **8,507** |
| | **$ 294,551** |
| **Net Income** | **$ 5,560** |

The accompanying notes are an integral part of these financial statements.

**Nova*hill* Partners LLC**
**Statement of Changes in Member's Equity**

| | |
|---|---|
| **Balance as of January 1, 2018** | **$ 37,216** |
| **Distribution** | **(5,000)** |
| **Net Income** | **5,560** |
| **Balance, December 31, 2018** | **$ 37,776** |

The accompanying notes are an integral part of these financial statements.

Nova*hill* Partners LLC
Statement of Cash Flows
Year Ended December 31, 2018

**Cash Flow Provided By (Used For):**

| | |
|---|---|
| **Operating Activities:** | |
| Net Income | $ 5,560 |
| Adjustments to Reconcile Net profit to Net Cash provided by and (used for) Operating Activities: | |
| Other Assets | 165 |
| Prepaid Expense | (6,125) |
| Accrued Expenses | (1,166) |
| Net Cash used for operating activities | (1,566) |
| **Financing activities:** | |
| Distribution to member | (5,000) |
| Net decrease in Cash | (6,566) |
| Beginning balance | $ 40,193 |
| Ending balance | $ 33,627 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Organization:***

Nova*hill* Partners, LLC (the "Company") was incorporated in May 2002 in the State of New York and moved to New Jersey in March 2004. When the Company's mix of business changed, it submitted a New Member Application to Financial Industry Regulatory Authority, Inc. ("FINRA") in September 2011 and was accepted on February 23, 2012. The Company moved its headquarters to Alexandria, Virginia in October 2012. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

***Basis of Accounting:***

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates:***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue Recognition:***

Revenue is recognized at the completion of a project with the closing of the deal. Retainer revenue is recognized upon billing of the client. The company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration pf the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized. ASC 606 is effective for annual reporting periods beginning after December 31, 2017.

***Federal and State Income Taxes:***

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual member report their distributive share of the Company's income or loss and credits on the member's individual tax return.

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. No interest or penalties have been incurred during the year ended December 31, 2018. At December 31, 2018, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

***Subsequent Events:***
The Company has evaluated its subsequent events and transactions occurring after December 31, 2018 through February 21, 2019, the date that the financial statements were available to be issued.
Novahill Partners LLC entered into an agreement to sell Novahill Partners LLC to i(x)Investments LLC a New York Company. This transaction should be completed no later than June 30, 2019. The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

## NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2018, the Company had net capital of $ 31,651 which was $ 26,651 in excess of its minimum dollar net capital requirement of $ 5,000.

At December 31, 2018 the Company's net capital is as follows:

| | **2018** |
|---|---|
| Net capital | $ 31,651 |
| Net capital requirement | 5,000 |
| Excess Net Capital | $ 26,651 |
| Aggregate Indebtedness to Net Capital | 6% |

## NOTE 2 - NET CAPITAL REQUIREMENTS: (Continued)

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

## NOTE 3 - COMMITMENTS:

The Company signed a lease agreement on November 7, 2017, and renewed on September 4, 2018 for the rental of office space in Alexandria, Virginia. The lease is for month to month. The lease requires monthly rental payments of $ 1,250. Rent expense amounted to $ 14,159 for the year ended December 31, 2018.

## NOTE 4 - CONCENTRATION:

As of December 31, 2018, 100% service revenue was earned from one client.

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Nova*hill* Partners, LLC

We have audited the financial statements of Nova*hill* Partners, LLC as of and for the year ended December 31, 2018, and have issued our report thereon dated February 21, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Nova*hill* Partners, LLC's financial statements. The supplementary information is the responsibility of Nova*hill* Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 21, 2019

Nova*hill* Partners LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

| | |
|---|---|
| **Net Capital:** | |
| Total Member's Equity Qualified for Net Capital | $ 37,776 |
| Less: deductions and/or Charges: | |
| Nonallowable Assets | 6,125 |
| **Net Capital** | $ 31,651 |
| **Aggregate Indebtedness:** | |
| Items included in Financial Condition: | |
| Accrued Expenses | $ 1,976 |
| Total Aggregate Indebtedness: | $ 1,976 |
| **Computation of Basic Net Capital Requirements:** | |
| Net Capital required | $ 5,000 |
| Excess Net Capital | $ 26,651 |
| Net Capital in Excess of 120% of Minimum Requirement | $ 25,651 |
| Ratio: Aggregate Indebtedness To Net Capital | 6% |

Reconciliation with Company's Computation Included in Part IIA of Form X-17A-5 as of December 31, 2018:

| | |
|---|---|
| Net Capital, as reported in Company's (unaudited) FOCUS Report Part IIA | $ 31,651 |
| Net Audit Adjustments | - |
| Net Capital Per Above | $ 31,651 |

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Nova*hill* Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nova*hill* Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova*hill* Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions"); and (2) Nova*hill* Partners, LLC stated that Nova*hill* Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova*hill* Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova*hill* Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 21, 2019

Nova*hill*
Partners LLC

January 31, 2019

To whom it may concern:

The company is not required to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, exemptive provision k(2)(i) of Rule 15c3-3. The company was in compliance with this exemptive provision as of December 31, 2018 and at all times during throughout the year ending December 31, 2018.

Michael E Doyle

Michael Doyle
Chief Compliance Officer

Nova*hill* Partners, LLC
1800 Diagonal Road, Ste 600
Alexandria, VA 22314
Office: +1 (571) 447-4310 Fax: +1 (703) 647-6009
e-mail: mdoyle@novahillpartners.com
Nova*hill* Partners LLC: Member FINRA / SiPC